Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Stins Coman Increases RiT Technologies' Convertible Loan Threshold
up to $45 Million

Tel Aviv, Israel – August 14, 2014 – RiT Technologies Ltd. (NASDAQ CM: RITT) announced today that Stins Coman Inc., RiT’s majority shareholder, has increased the terms of its existing convertible loan from $35 million to $45 million.

Additionally, Stins Coman extended the term of their convertible loan agreement by approximately 12 months (until December 31, 2016). Until the end of the agreement period, RiT may call for any unused portion of the loan, which, after the current increase of the maximum loan amount, totals $16.1 million. The remaining provisions of the loan agreement are left unchanged.

The additional capital will be used for new product development, including the Beamcaster wireless communication solution, RiT’s IIM and DCIM solutions and to expand RiT sales and marketing activities in strategic markets such as China and India.

“We  are encouraged by the market acceptance of PatchView+, the next-generation IIM solution launched in 2013. We also believe the recent integration of the CenterMind DCIM solution with PatchView+ uniquely positions RiT for the future in both the IIM and DCIM market as the only DCIM solution to provide full control of the physical layer of the data center. In addition, we remain confident with Beamcaster’s ability to bring the benefits of fiber to the office desk and the Data Center Racks  via a secured high-speed wireless connection”, commented Mr. Sergey Anisimov, Chairman of the Stins Coman Group.

“With a portfolio of advanced solutions that address present and future market needs, RiT Technologies is set to become a leading player in the field of network infrastructure for data centers and corporate network environments,” concluded Mr. Sergey Anisimov.

Commenting on the news, Motti Hania, RiT’s President and CEO, said, “The increase and extension of the loan agreement demonstrates Stins Coman's confidence in RiT’s strategic plan and our ability to achieve long-term value for our shareholders.”

About RiT Technologies

RiT Technologies (NASDAQ: RITT), is a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution. The RiT IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The RiT solutions are deployed around the world, in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. Our Beamcaster™ product is an innovative indoor optical wireless networking technology solutions, designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT. For more information, please visit: www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com

INVESTOR RELATIONS CONTACT:
Jeffrey Goldberger / Rob Fink
KCSA Strategic Communications
Tel: +1-212-682-6300
jgoldberger@kcsa.com / rfink@kcsa.com